Filed by Carter Validus Mission Critical REIT, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Carter Validus Mission Critical REIT, Inc.
Commission File No.: 000-54675

The following is a transcript of an animated video posted to the website of Carter Validus Mission Critical REIT, Inc. (www.cvmissioncriticalreit.com) and on YouTube (http://bit.ly/CVReit) on July 22, 2019:
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Hello, I’m Michael Seton, President and CEO of Carter Validus Mission Critical REIT and I would like to take a few minutes of your time, as a valued stockholder of our company, to give you an overview of the announced merger between Carter Validus Mission Critical REIT, commonly known as CVREIT, and Carter Validus Mission Critical REIT II, commonly known as CVREIT II.
You have a very important role, as a stockholder, in this potential merger, so please take this opportunity to hear about the anticipated benefits.
The merger transaction is subject to the approval of CVREIT stockholders, which means you have a vote.
Before we get started, I would like to make you aware that certain of my comments contain forward-looking statements, which are subject to risks and uncertainties. You should carefully review the legal disclosures pertaining to forward-looking statements and other matters at the end of this presentation.
We have prepared a combined proxy statement and prospectus, which has been declared effective by the Securities and Exchange Commission, and we have sent copies to every CVREIT stockholder, including you.
Please take the time to familiarize yourself with the contents of this document, which includes an overview and proposed merits of the merger transaction.
The document includes pertinent information about the merger, including, but not limited to:

•	Questions and Answers about the merger transaction and the special meeting of stockholders

•	Risk Factors

•	A background and overview of the merger transaction

•	The CVREIT board of directors’ recommendation and reasons for the merger

•	Pro forma financial projections and portfolio details about the combined company and

•	Information regarding the combined company’s management and board of directors
Upon anticipated closing of the merger, for every share of CVREIT you own, you will receive both $1.00 in cash and 0.4681 shares of CVREIT II Class A common stock.
The CVREIT Board of Directors supports the merger transaction between CVREIT and CVREIT II and anticipates numerous benefits to stockholders, including the ability to grow the combined company and further diversify the number of properties and tenants in the portfolio.
The CVREIT Board and management also expect the merger to result in increased access to the capital markets and operating efficiencies, which will mean reduced expenses as a percentage of assets.
Although shares of CVREIT II Class A Common Stock are not publicly traded, the sheer size of a real estate investment trust like ours has been demonstrated to correlate positively with performance for listed REITs, where larger companies have historically traded at a premium to their smaller peers, which is one possible option to provide stockholders of the combined company ultimate liquidity.

We believe this merger transaction will help us to maximize value in a future liquidity event. Liquidity event options that we may consider include listing the company on a national securities exchange, selling one business segment and listing the other on a national securities exchange or selling both business segments.
After you have reviewed the materials we have sent to you, please follow the instructions to cast your vote by proxy – your vote matters.
The board of directors and management of the company support the merger transaction because we believe it is in your best interest as a stockholder of our company.
You are an owner of this company and you can help shape the future by casting your vote in support of the transaction.
The board of directors and management expect to realize the many meaningful benefits of this merger transaction and maximize value for you as a stockholder. I want to personally thank you for taking the time to be a part of this important process.
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No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Carter Validus Mission Critical REIT II, Inc. (“CVREIT II”) has filed a Registration Statement on Form S-4 (File No. 333-232275), which has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), and which contains a proxy statement of Carter Validus Mission Critical REIT, Inc. (“CVREIT”) and also constitutes a prospectus of CVREIT II. This proxy statement/prospectus has been mailed to CVREIT’s stockholders. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVREIT AND CVREIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVREIT, CVREIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors may obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials also are available free of charge by accessing CVREIT’s website (www.cvmissioncriticalreit.com) or by accessing CVREIT II’s website (www.cvmissioncriticalreit2.com).

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. CVREIT can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from CVREIT’s expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the stockholder approval with respect to CVREIT or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVREIT or CVREIT II; and other factors, including those set forth in the Risk Factors section of CVREIT’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by CVREIT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. CVREIT undertakes no obligation to update these statements for revisions or changes after the date of this communication, except as required by law.